Effective March 2, 2010 the PIMCO Government Limited Maturity Strategy Fund changed its non-fundamental policy regarding certain investment characteristics. As a result, the second paragraph of its "Fund Summary" section was replaced with the following sentence describing the Fund's new non-fundamental policy:

"The Fund may only invest in securities that mature within three years from the date of purchase."

Effective March 2, 2010 the PIMCO Prime Limited Maturity Strategy Fund changed several of its non-fundamental policy regarding certain investment characteristics. As a result, the second sentence of the first paragraph of its "Fund Summary" section was replaced with the following sentence describing the Fund's new non-fundamental policy:

"The Fund may only invest in U.S. dollar-denominated securities that mature within 18 months from the date of purchase or floating rate U.S. government agency securities that mature within two years from the date of purchase."

Additionally, the last sentence of the first paragraph in the "Variable and Floating Rate Securities" section of the Statement of Additional Information, was replaced with the following sentence describing another of the Fund's new non-fundamental policies:

"The Prime Limited Maturity Strategy Fund may invest in a variable rate security having a stated maturity in excess of 18 months if the interest rate will be adjusted, and such Fund may demand payment of principal from the issuer within that period."